Exhibit 99.1

CANEX Metals Inc.

Suite 1620, 734 - 7th Avenue S.W., Calgary, Alberta, T2P 3P8

PH: 403.233.2636 fax: 403.266.2606

NEWS RELEASE: 26-12	May 12, 2026

Trading Symbol:	TSX Venture-CANX

Gold Basin Resources Corporation

Suite 1020 – 800 West Pender Street, Vancouver, BC, V6C 2V6

May 12, 2026

Trading Symbol:               TSX Venture-GXX

CANEX AND GOLD BASIN RESOURCES ANNOUNCE ARRANGEMENT AGREEMENT TO FACILITATE CANEX’S ACQUISITION OF REMAINING GOLD BASIN SHARES

•	Gold Basin Shareholders will receive identical consideration as those who tendered to CANEX’s earlier offer

•	Liquidity, enhanced financial capacity, and significant premium of 242% represent key benefits for Gold Basin Shareholders

•	Combination will consolidate the Arizona oxide gold district

Calgary, Alberta and Vancouver, British Columbia – Accesswire – CANEX Metals Inc. (“CANEX”) (TSX.V:CANX) and Gold Basin Resources Corporation (“Gold Basin”) (TSX.V:GXX) are pleased to announce that they have entered into a definitive agreement (the “Arrangement Agreement”) to combine their respective businesses by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). The combined company will be managed by the CANEX executive team.

Under the terms of the Arrangement, shareholders of Gold Basin (“Gold Basin Shareholders”) will receive 0.592 shares of CANEX (“CANEX Shares”) per share of Gold Basin (“Shares”) held, the same consideration received by Gold Basin Shareholders who tendered to the CANEX offer to acquire Shares which expired on February 10, 2026. This represents a premium of 242.0% to the last trading price of the Shares prior to the Cease Trade Order, based on the closing price of the CANEX Shares as of May 8, 2026.

Dr. Shane Ebert, President and CEO of CANEX stated: “Today’s announcement of an agreement to combine the two companies will allow us to consolidate and advance a promising gold district in Arizona. CANEX will be pleased to welcome Gold Basin Shareholders as new shareholders of CANEX.”

Jordan Ross, independent director and Chair of the Gold Basin Special Committee, commented: “The Arrangement Agreement represents a strategic milestone for our shareholders. By partnering with CANEX, we are unlocking the full potential of our Arizona project while providing a stable, clear-cut path forward that resolves previous liquidity and regulatory challenges. Following a rigorous review with our professional advisors, we are confident this agreement offers the most robust and value-driven future for our investors.”

Benefits to Gold Basin Shareholders

•	Significant Upfront Premium to Shareholders. The consideration offered under the Arrangement represents a 242.0% premium to the last trading price of the Shares prior to the Cease Trade Order, based on the closing price of the CANEX Shares as of May 8, 2026.

•	Consolidation of Gold Districts and Near-Term Exploration and Expansion. The Arrangement will consolidate an advanced oxide gold exploration camp in Mohave County, Arizona hosting multiple zones of gold mineralization with strong drill results across an eight kilometre by eight kilometre area, opening up potential near-term exploration on favourable targets.

•	Diversification. Completing the Arrangement will provide Gold Basin Shareholders not only with exposure to a consolidated gold district in Mohave County, Arizona, but also to CANEX’s Louise Project in British Columbia. On July 31, 2025, CANEX announced results from an induced polarization geophysical survey which identified a new and previously unknown chargeability target two kilometres west of the historic Louise deposit and a large steeply dipping zone of high chargeability below and to the north of the historic Louise deposit.

•	Focused, Professional and Cost-Effective Management Team. The Arrangement places the consolidated district under CANEX’s highly focused, professional and cost-effective management team, which will provide strong operational and governance oversight.

•	Experienced Board of Directors. Following the Arrangement, the Resulting Issuer’s board of directors will be led by experienced industry professionals, comprised of members of the current board of directors of CANEX.

•	Liquidity. The Arrangement will provide Gold Basin Shareholders with a more liquid investment. On May 6, 2025, the British Columbia Securities Commission imposed a Cease Trade Order against the Gold Basin Shares. The next day, the Canadian Investment Regulatory Organization imposed a halt in trading of the Gold Basin Shares on the TSXV. There is no expectation that the Cease Trade Order will be rescinded if the Arrangement were not to proceed and Gold Basin were to continue with the status quo.

•	Enhanced Financial Capacity. CANEX has demonstrated an ability to raise capital and has strong support from a number of high profile industry professionals. With an enhanced capital markets profile, the Resulting Issuer is expected have even better access to lower-cost capital and an increased capability to advance its exploration properties.

•	Going Concern. In the absence of the Arrangement, there is considerable risk that Gold Basin will not have the ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. Currently, Gold Basin has asserted liabilities of over $2 million, no cash or marketable securities and no revenue. Gold Basin’s ability to raise equity financing is restricted by the Cease Trade Order.

Details of the Arrangement

CANEX and Gold Basin entered into a definitive Arrangement Agreement on May 11, 2026, pursuant to which CANEX will acquire all of the issued and outstanding common shares of Gold Basin (“Gold Basin Shares”) by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia).

Holders of Gold Basin Shares (“Gold Basin Shareholders”) will receive 0.592 common shares in the capital of CANEX (the “CANEX Shares”, and such ratio being the “Exchange Ratio”) in exchange for each Gold Basin Share held immediately prior to the effective time of the Arrangement. Upon completion of the Arrangement, existing holders of CANEX Shares and former Gold Basin Shareholders will own approximately 67.7% and 32.3% of the total issued and outstanding CANEX Shares, respectively, on a fully diluted basis.

CANEX expects to issue an aggregate of approximately 38,505,033 CANEX Shares to Gold Basin Shareholders, based on the number of Gold Basin Shares outstanding as at the date of this announcement.

The Arrangement is expected to close in June 2026, subject to the receipt of all required court, shareholder, regulatory, and stock exchange approvals. Following completion of the Arrangement, the CANEX Shares will remain listed on the TSXV and the Gold Basin Shares will be delisted from the TSXV.

Term Loan

Concurrently with the entering into of the Arrangement Agreement, CANEX and Gold Basin have agreed to enter into a senior secured term loan (the “Term Loan”) as soon as practicable pursuant to which CANEX will lend up to $900,000 to Gold Basin at an interest rate per annum equal to the Royal Bank of Canada Prime Rate plus 5.0%. The maturity of the Term Loan shall be six months and the Term Loan shall be secured by a first ranking general security agreement over all of Gold Basin’s present and after-acquired assets, a first ranking mortgage charge over Gold Basin’s split mineral rights and first ranking security agreements encumbering all of Gold Basin’s other mineral tenure. The proceeds from the Term Loan will be used by Gold Basin for aged payables, day to day working capital and general corporate expenditures, direct advances paid by CANEX to third party suppliers, service providers and creditors of Gold Basin, and expenses in connection with the Arrangement. The Term Loan is not contingent on the completion of the Arrangement.

The Term Loan is subject to the approval of the TSXV. No fees are payable in connection with the Term Loan.

Arrangement Conditions and Timing

The Arrangement will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require the approval of: (i) at least 66⅔% of votes cast by Gold Basin Shareholders, and (ii) a simple majority of the votes cast by disinterested Gold Basin Shareholders, excluding for this purpose the votes held by any person specified under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. The Gold Basin Shares held by CANEX will not be excluded from either vote. CANEX currently holds 70,088,199 Gold Basin Shares, representing 51.86% of the issued and outstanding Gold Basin Shares.

The Arrangement Agreement includes customary representations and warranties for a transaction of this nature as well as customary interim period covenants regarding the operation of CANEX’s and Gold Basin’s businesses. The Arrangement Agreement also includes customary deal protections in favour of each of CANEX and Gold Basin. With respect to CANEX, these protections include non-solicitation covenants, and a right to match any superior proposals. With respect to Gold Basin, these protections include a fiduciary-out provision. The Arrangement Agreement includes a termination fee of $211,777 payable by Gold Basin in the event the Arrangement Agreement is terminated in certain circumstances.

In addition to securityholder and court approvals, the Arrangement is subject to applicable regulatory approvals, stock exchange approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

None of the securities to be issued pursuant to the Arrangement have been or will be registered under the U.S. Securities Act, or any state securities laws, and any securities issuable in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Further details of the Arrangement will be included in a management information circular to be prepared by Gold Basin (the “Gold Basin Circular”) that will be delivered to Gold Basin Shareholders in advance of a special meeting of Gold Basin Shareholders (the “Gold Basin Meeting”) which is scheduled to be held on June 4, 2026. A copy of the Arrangement Agreement will be made available on CANEX’s and Gold Basin’s respective SEDAR+ profiles at www.sedarplus.com. The Gold Basin Circular will also be made available on Gold Basin’s SEDAR+ profile in advance of the Gold Basin Meeting.

Board of Directors’ and Special Committee Recommendation

Based on the recommendation of a special committee comprised of an independent director of Gold Basin (the “Special Committee”) and after consultation with independent external financial and legal advisors, the board of directors of Gold Basin (the “Gold Basin Board”) unanimously approved the Arrangement and has determined the Arrangement is in the best interests of Gold Basin, and that the consideration to be received by Gold Basin Shareholders is fair, from a financial point of view, to Gold Basin Shareholders (other than CANEX). The Gold Basin Board unanimously recommends that Gold Basin Shareholders vote in favour of the Arrangement at the Gold Basin Meeting.

Stifel Nicolaus Canada Inc. has provided a fairness opinions to the Gold Basin Board and Special Committee in connection with the Arrangement.

Voting Support Agreements

Each of Gold Basin’s directors and officers support the Arrangement and all who own Shares have entered into customary voting support agreements agreeing to vote their Gold Basin Shares, respectively, in favor of the Arrangement. The voting support agreement may be terminated in certain circumstances, including, without limitation, upon termination of the Arrangement Agreement.

About CANEX Metals

CANEX Metals (TSX.V:CANX) is a Canadian junior exploration company and the controlling shareholder of Gold Basin Resources, owning 51.86% of Gold Basin. CANEX is advancing its 100% owned Gold Range Project in Mohave County, Arizona. With several near surface bulk tonnage gold discoveries made to date across a 4 km gold mineralized trend, the Gold Range Project is a compelling early-stage opportunity for investors. Gold Basin Resources holds the adjacent Gold Basin Project which hosts large, mineralized trends containing near surface oxide gold mineralization and has seen over 800 historic and current drill holes into mineralized deposits up to 1.7 kilometres in length.

CANEX is also advancing the Louise Copper-Gold Porphyry Project in British Columbia. Louise contains a large historic copper-gold resource that has seen very little deep or lateral exploration, offering investors copper and gold discovery potential. CANEX is led by an experienced management team which has made three notable porphyry and bulk tonnage discoveries in North America and is sponsored by Altius Minerals (TSX: ALS), a large shareholder of the Company.

About Gold Basin Resources Corporation

Gold Basin Resources Corporation holds the Gold Basin Project in Mohave County Arizona. The project hosts large, mineralized trends containing near surface oxide gold mineralization and has seen over 800 historic and current drill holes into mineralized deposits up to 1.7 kilometres in length.

“Shane Ebert”

Shane Ebert, President/Director of CANEX and Gold Basin

For Further Information Contact:

Shane Ebert at 1.250.964.2699 or

Jean Pierre Jutras at 1.403.233.2636

Web: http://www.canexmetals.ca

Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Although information provided by Gold Basin for inclusion in this news release is believed by CANEX to be reliable, CANEX has not independently verified such information and cannot provide any assurance of its accuracy, currency, reliability or completeness. Although information provided by CANEX for inclusion in this news release is believed by Gold Basin to be reliable, Gold Basin has not independently verified such information and cannot provide any assurance of its accuracy, currency, reliability or completeness.

Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", "potential", "risk", "anticipated", “future”, or "opportunity" or variations of such words and phrases or stating that certain actions, events or results "may", “can”, "shall" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this news release, forward-looking statements relate to, among other things, statements regarding: the proposed acquisition by CANEX of all of the Gold Basin Shares pursuant to the Arrangement and the terms thereof; the benefits of the Arrangement; the receipt of necessary shareholder, court and regulatory approvals for the Arrangement; the anticipated timeline for completing the Arrangement; the Gold Basin Meeting and mailing of the management information circular regarding the same; the Term Loan; the terms and conditions pursuant to which the Arrangement will be completed, if at all; the anticipated benefits of the Arrangement; the anticipated filing of materials on SEDAR+; and continuation of CANEX and delisting of Gold Basin. These forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements.

In respect of the forward-looking statements, CANEX and Gold Basin have relied on certain assumptions that they believe are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, shareholder, stock exchange and other third party approvals and the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement. This timeline may change for a number of reasons, including unforeseen delays in preparing meeting materials; inability to secure necessary regulatory, court, shareholder, stock exchange or other third-party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

Risks and uncertainties that may cause such differences include but are not limited to: the risk that the Arrangement or the Term Loan may not be completed on a timely basis, if at all; the conditions to the consummation of the Arrangement or the Term Loan may not be satisfied; the risk that the Arrangement or the Term Loan may involve unexpected costs, liabilities or delays; the possibility that legal proceedings may be instituted against CANEX, Gold Basin, and/or others relating to the Arrangement or the Term Loan and the outcome of such proceedings; the possible occurrence of an event, change or other circumstance that could result in termination of the Arrangement Agreement; risks relating to the failure to obtain necessary regulatory, court, shareholder, and stock exchange approvals; other risks inherent in the mining industry. Failure to obtain the requisite approvals, or the failure of the parties to otherwise satisfy the conditions to or complete the Arrangement or Term Loan, may result in the Arrangement or Term Loan not being completed on the proposed terms, or at all. In addition, if the Arrangement or Term Loan are not completed, the announcement of the Arrangement and the Term Loan and the dedication of substantial resources of CANEX and Gold Basin to complete the Arrangement and the Term Loan could have a material adverse impact on each of CANEX’s and Gold Basin’s share price, its current business relationships and on the current and future operations, financial condition, and prospects of each of CANEX and Gold Basin. CANEX and Gold Basin disclaim any responsibility to update these forward-looking statements, except as required by applicable laws.